

June 24, 2021

Dagi Ben-Noon
Chief Executive Officer
Inspira Technologies OXY B.H.N. Ltd
2 Ha-Tidhar St.,
Ra'anana, 436650
Israel

> **Re: Inspira Technologies OXY B.H.N. Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed June 8, 2021**
> **File No. 333-253920**

Dear Mr. Ben-Noon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1. We note that you have set a price range for the units of $5.00 to $8.00 per unit. Please revise to provide a price range that does not exceed $2.00. Refer to Item 501(b)(3) of Regulation S-K and Regulation S-K C&DI 134.04. Please also clearly disclose the exercise price of the warrants to be included in the units.

2. Please revise your description of the compensation to be paid to Aegis Capital Corp. to include a discussion of the representative's warrant discussed on page 119, or advise.

Prospectus Summary
Our Company, page 1

3. We note your revised disclosure indicating that you "completed and tested" the first prototype of your ART500 in March 2020. Please revise your disclosure to discuss how the ART500 was tested, including whether the ART500 has been tested with any human subjects. Also, clarify whether you plan to conduct human testing prior to commercialization.

Our Strategy, page 2

4. We note your statements here and in Business that you will collect data to demonstrate the ART500's efficacy and reduced cost of treatment. Efficacy is a determination solely within the purview of the FDA and foreign regulators. Please revise to remove any implication that the ART500 system will be found to be efficacious or to provide additional context so that it is clear that this claim does not connote a current or future regulatory finding of efficacy.

Business
Redefining Artificial Respiration, page 64

5. We note your statements that patients can experience immediate relief in 1 minute by using your system and that your system will enable patients to be treated while awake, mobile and breathing spontaneously. Please revise your disclosure here to clarify, if true, that the ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

Exhibits

6. Please have counsel revise the Exhibit 5.2 opinion to opine as to the Underwriter Warrants.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.